UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in General Meetings
Extraordinary General Meeting
Date: December 28st, 2016
Time: 12 a.m.

Santander

1

Index
1. Message from the Chairman of the Board of Directors	2
2. Call Notice	3
3. Participation of the Shareholders in the EGM	4
3.1. Representation by attorney-in-fact	4
4. Matters to be resolved in the OGM	5
4.1. To appoint Mr. Álvaro Antônio Cardoso de Souza, current Director, as Chairman of the Company's Board of Directors	5
4.2. To exonerate Mr. Jesús Maria Zabalza Lotina from the position of Vice-Chairman of the Company's Board of Directors	5
4.3. To appoint Mr. Sérgio Agapito Lires Rial, current Director, as Vice-Chairman of the Company's Board of Directors	5
ANEXO I – PROPOSAL TO CHANGE THE COMPOSITION OF THE BOARD OF DIRECTORS	7
ANEXO II – RELATED DOCUMENTS AND LINKS	18

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate of the Extraordinary General Meeting (“EGM”) of Santander Brasil, called for December 28th, 2016 at 12 a.m., in the Auditorium of the Company’s head office located at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – 1st mezzanine –Vila Olímpia - São Paulo – State of São Paulo.

This Manual for Participation in General Meetings (“Manual”), an example of a sustainable relationship practice with you, our shareholder, aims to assist you on the comprehension of the presented matters, for the taking of decisions, anticipating relevant clarifications and voting orientations.

Pursuant to the Call Notice turned available, we shall take resolutions on the following matters:

(I) To appoint Mr. Álvaro Antônio Cardoso de Souza, current Director, as Chairman of the Company's Board of Directors;

(II) To exonerate Mr. Jesús Maria Zabalza Lotina from the position of Vice-Chairman of the Company's Board of Directors; and

(III) To appoint Mr. Sérgio Agapito Lires Rial, current Director, as Vice-Chairman of the Company's Board of Directors.

Please read this carefully. We are at your disposal to clarify any doubts through our email address ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is of the greatest benefit to our Company.

Very truly yours,

Jesús Maria Zabalza Lotina

Chairman of the Board of Directors

(in exercise)

2. Call Notice to be published in the Diário Oficial do Estado de São Paulo (São Paulo State Gazette), on November 26, 29 and 30, 2016, and in Valor Econômico on November 28, 29 and 30, 2016

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE - EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Extraordinary General Meeting to be held on December 28, 2016, at 12 a.m., at the Auditorium of the Company’s head office, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2.235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

Continuing the execution of the Company's succession plan:

(I) To appoint Mr. Álvaro Antônio Cardoso de Souza, current Director, as Chairman of the Company's Board of Directors;

(II) To exonerate Mr. Jesús Maria Zabalza Lotina from the position of Vice-Chairman of the Company's Board of Directors; and

(III) To appoint Mr. Sérgio Agapito Lires Rial, current Director, as Vice-Chairman of the Company's Board of Directors.

General Instructions:

1.       As provided for in CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the minimum percentage of stake in the voting capital required to request the multiple voting process for the election of members of the Board of Directors is equal to five percent (5%);

2.       The shareholders or their legal representatives should attend the General Meeting bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the General Meeting, a power of attorney granted according to the law; and

3.       The documents related to the matters to be analyzed at the General Meeting are available to shareholders (i) at the Company’s head office and also at its website (www.ri.santander.com.br – in Corporate Governance > Minutes and Management Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) website (www.cvm.gov.br); and (iii) at BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros website (www.bmfbovespa.com.br).

São Paulo, November 25, 2016 – Jesús Maria Zabalza Lotina - Chairman of the Board of Directors (in exercise).

3. Participation of the Shareholders in the EGM

The shareholders of Santander Brasil may attend the EGM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders to attend the EGM:

Individual	• identity document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • identity document of the legal representative with photo (original or certified copy)

3.1. Representation by attorney-in-fact

The shareholder may be represented at the EGM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, First Paragraph of the Brazilian Corporate Law, the attorneys-in-fact shall have been appointed less than one (1) year before, and shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, provided that investment funds quotaholders shall be represented by the investment fund administrator.

The originals or certified copies of the documents mentioned above shall be delivered at the head offices of the Company up to the time schedule for the EGM.

However, in order to turn easier the access of the shareholders to attend the EGM, we recommend to deliver these documents at least seventy-two (72) hours prior to the opening of the EGM.

For the documents sent by email, the originals or certified copies shall be delivered at the Company’s headquarters on the day of the EGM.

The documents must be delivered at the Company’ head offices, at Av. Presidente Juscelino Kubitschek, 2041, 9th floor, Building A –Vila Olimpia - São Paulo – State of São Paulo – Jurídico Societário, M&A e Governança, telephones +55 11 3553-1865 and +55 11 3553-5641, email: juridsocietario@santander.com.br.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be resolved in the EGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM.

According to the Call Notice available to shareholders, our EGM will deliberate about the following matters on the agenda:

4.1 To appoint Mr. Álvaro Antônio Cardoso de Souza, current Director, as Chairman of the Company's Board of Directors

4.2 To exonerate Mr. Jesús Maria Zabalza Lotina from the position of Vice-Chairman of the Company's Board of Directors

4.3 To appoint Mr. Sérgio Agapito Lires Rial, current Director, as Vice-Chairman of the Company's Board of Directors

The Board of Directors is a supervisory board and, as set out in the Brazilian Corporate Law, in the Company’s By-Laws and in its Internal Regulation, it is responsible for the business general guidelines of Santander Brasil and its controlled companies and companies part of the Santander Brasil Conglomerate, analyzing the relevant matters of the Company and effectively overseeing its management. It has the main scope of promoting the long term success of the business, by means of an active posture and always considering the interest of Santander Brasil as well as of its shareholders.

Currently, the Board of Directors is composed by nine (9) directors, of which three (3) are independent.

The Board of Directors members meet regularly four times a year and extraordinarily as often as required, by its Chairman.

The structure, operation and competencies of the Board of Directors are provided in articles 14 to 18 of the Company’s By-Laws and in its Internal Regulation, both available on the website www.ri.santander.com.br.

Among the matters to be resolved in this EGM, and continuing the execution of the Company's succession plan, it is proposed the exoneration of the Company’s Vice-Chairman of the Board of Directors, Mr. Jesús Maria Zabalza Lotina.

The Company also, with the favorable recommendation of the Nomination, Corporate Governance and Compliance Committee, proposes to the EGM the appointment of the Directors (i) Mr. Álvaro Antonio Cardoso de Souza as Chairman of the Company’s Board of Directors; and (ii) Mr. Sérgio Agapito Lires Rial as Vice-Chairman of the Board of Directors, with mandate valid until the Ordinary General Meeting of 2017.

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM No. 481, may be found on Exhibit I of this Manual.

_____________________________________

EXHIBIT I

PROPOSAL TO CHANGE THE COMPANY’S BOARD OF DIRECTORS COMPOSITION

12.5. In relation to each of the managers and members of the Fiscal Board of the Company, indicate, in table form:

Name	Álvaro Antonio Cardoso de Souza
Date of Birth	09/05/1948
Profession	Economist and Bussiness Manager
CPF or passport number	249.630.118-91
Position occupied	Current: Director (independent) After EGM of 12.28.2016: Chairman of the Board of Directors
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	Coordinator of the Remuneration and Risk Committee
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	2

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

Senior Advisor for Latin America at Citibank (financial sector) until his retirement in September 2003. He was CEO of Banco ABC-Roma, an affiliate to Grupo Globo and was member of the Board of Directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the Board of Directors of MasterCard International (credit cards sector) and President of the American Chamber of Commerce in São Paulo.

Description of any of the following events that have occurred during the last 5 years

Mr. Álvaro Antonio Cardoso de Souza declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Sérgio Agapito Lires Rial
Date of Birth	07/28/1960
Profession	Economist
CPF or passport number	595.644.157-72
Position occupied	Current: Director After EGM of 12.28.2016: Vice-Chairman of the Board of Directors
Election date	12/01/2015
Take Office date	01/04/2016
Term of office	OGM of 2017
Other position or occupation on the company	Chief Executive Officer
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	1 (in exercise)

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

He was Chief Executive Officer of Marfrig Global Foods S.A. (food sector) and is a member of the Board of Directors of Cyrela Brazil Reality S.A. His professional career includes the positions of Vice-President Executive Officer and World Chief Financial Officer of Cargill, being also part of the Board of Directors of such company, where he developed his functions for 9 years. He was Managing Director of Banco de Investimentos Bear Stearns & Co. (financial sector), in New York, officer of ABN AMRO Bank and member of the Board of Directors of ABN AMRO Bank in Netherlands (financial sector), as well as member of the Board of Directors of Mosaic Fertlizers. He has a degree in Law for the Universidade Federal do Rio de Janeiro (UFRJ) and in Economics for Universidade Gama Filho, and also has MBA for the Instituto Brasileiro de Mercado de Capitais (IBMEC – São Paulo), specialization for the Harvard Business School, Wharton School of Business of Pennsyvania University and INSEAD, in France. Currently he occupies the positions of member of the Board of Directors and Chief Executive Officer of Santander Brasil, Chairman of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Universia Brasil, S.A. (company controlled by the issuer).

Description of any of the following events that have occurred during the last 5 years

Mr. Sérgio Agapito Lires Rial declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Conrado Engel
Date of Birth	05/30/1957
Profession	Engineer
CPF or passport number	025.984.758-52
Position occupied	Director
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	Senior Vice-President Executive Officer
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

In May 2008 he was appointed as group general manager and took office as CEO of HSBC Brasil (financial sector) in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice-president executive officer, responsible for the vice-presidency of Wealth Management & Specialized Businesses, including Auto Joint Ventures and also is member of our Board of Directors. He is also a member of the Risk Committee of Santander Brasil, Chief Executive Officer and member of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil, Chief Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A., member of the Advisory Board of Santander Brasil Gestão de Recursos Ltda. and Chairman of the Board of Directors of Webmotors S.A. and Banco Bonsucesso Consignado S.A. (which are part of the financial conglomerate of the issuer).

Description of any of the following events that have occurred during the last 5 years

Mr. Conrado Engel declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Jesús Maria Zabalza Lotina
Date of Birth	04/16/1958
Profession	Engineer
CPF or passport number	236.328.588-37
Position occupied	Vice-Chairman of the Board of Directors (Chairman in exercise)
Election date	12/01/2015
Take Office date	04/01/2016
Term of office	OGM of 2017
Other position or occupation on the company	No
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	2

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

From 2012 to 2013 he was the First Vice-President of the Latin America Division of Santander. He occupied as well the positions of First Vice-Chairman of the Board of Directors of Santander Chile (which is controlled by a shareholder of the issuer) and member of the Board of Directors of Santander México (which is controlled by a shareholder of the issuer) and of Bancorp in Puerto Rico (which is controlled by a shareholder of the issuer). From 2002 to 2010, he occupied the positions of Chairman of the Board of Directors of Santander Colombia (financial sector) (which is controlled by a shareholder of the issuer). From June 2013 to December 2015, he occupied the positions of Chief Executive Officer of Santander Brasil and member of the Board of Directors. Currently, he occupies the position of Vice-Chairman of our Board of Directors, cumulating the position of Chairman, and member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (which is part of the economic group of the issuer). He is also member of the Risk Committee and coordinator of the Nomination, Governance and Compliance Committee and of the Sustainability and Society Committee of Santander Brasil.

Description of any of the following events that have occurred during the last 5 years

Mr. Jesús Maria Zabalza Lotina declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José Antonio Alvarez Alvarez
Date of Birth	01/06/1960
Profession	Executive
CPF or passport number	233.771.448-97
Position occupied	Director
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	No
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	4

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

He was a member of the Board of Directors of Banco de Crédito Local S.A. from 2000 to 2002 and Chairman of the Banking Supervision Committee of the European Banking Federation from 2009 until 2012. Currently, he is the CEO of Santander Group, member of the Board of Directors of Santander Consumer Finance, S.A., member of the Fiscal Board of Bank Zackodni WBK, S.A., member of the Fiscal Board of Santander Consumer Bank AG and Santander Consumer Holding GmbH and member of the Fiscal Board of Santander Holdings USA, INC. (financial sector) until January 2015 (which are companies controlled by shareholder of the issuer). As of 2009, he is member of the Board of Directors of Santander Brasil.

Description of any of the following events that have occurred during the last 5 years

Mr. José Antonio Alvarez Alvarez declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José de Paiva Ferreira
Date of Birth	03/01/1959
Profession	Manager
CPF or passport number	007.805.468-06
Position occupied	Director
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	Senior Vice-President Executive Officer
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	5

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

In 2008 he became the CEO of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice-President Executive Officer, responsible for the Retail Business. In March 2011 he became Director of the Santander’s Board of Directors, and joined the Board of Directors of the business group based in Los Angeles, California, USA, which main activities are technological innovations. Currently, he is a member of our Board of Directors and since July 2013 he also occupies the position of Senior Vice-President Executive Officer, being responsible for Organization, Property, Proceedings, Operations, Technology and Costs. He is also Chairman of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil and TECBAN – Tecnologia Bancária and member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (which companies are part of the financial conglomerate of the issuer).

Description of any of the following events that have occurred during the last 5 years

Mr. José de Paiva Ferreira declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José Maria Nus Badía
Date of Birth	02/09/1950
Profession	Executive
CPF or passport number	AAJ040239
Position occupied	Director
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	No
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

Mr. Badía served as Risk Vice-President Executive Officer and Chief of the Strategic Planning Department of the Risk Division from March 2014 until January 2015 at Banco Santander, S.A. He served as Vice-President Executive Officer of Santander UK Operations at Banco Santander, S.A., Risk Officer and Executive Director at Santander UK plc (financial sector) (controlled by shareholder of the issuer) from March 17, 2011 to March 1, 2014. He has also been Risk Vice-President Executive Officer in Argentaria and Bankinter, and member of the Board of Directors in Banco de Vitoria, Banco de Negocios Argentaria, Banco de Credito Local and Banco de Alicante (financial sector). He served as Executive Director and Risk Officer at Banco Banesto (financial sector) (controlled by shareholder of the issuer). Previously, he was Risk Officer at Banco Español de Credito, S.A. (financial sector), where he was member of the Board of Directors and member of the Executive Board. He has been an Executive Director at Alliance & Leicester plc since March 17, 2011. He is a member of the board of Societat Catalana d'Economia. Since 2015 he is member of the Board of Directors of Santander Brasil.

Description of any of the following events that have occurred during the last 5 years

Mr. José Maria Nus Badía declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Celso Clemente Giacometti
Date of Birth	10/13/1943
Profession	Bussiness Manager
CPF or passport number	029.303.408-78
Position occupied	Director (independent)
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM de 2017
Other position or occupation on the company	Member of the Nomination, Corporate Governance and Compliance Committee
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	4

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

Since February 2010 he acts as independent member of the Board of Directors of Santander Brasil, which he presides between October 2011 and June 2013 and between August 2013 and March 2015. He is President of the Fiscal Board and Audit Committee of Ambev S.A. (beverages sector). He is the managing partner of Giacometti Serviços Profissionais Ltda. (accounting sector) and one of the co-founders and former board member of Brazilian Institute Corporate Governance - IBGC.

Description of any of the following events that have occurred during the last 5 years

Mr. Celso Clemente Giacometti declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Viviane Senna Lalli
Date of Birth	06/14/1957
Profession	Entrepreneur
CPF or passport number	077.538.178-09
Position occupied	Director (independent)
Election date	04/30/2015
Take Office date	09/08/2015
Term of office	OGM of 2017
Other position or occupation on the company	Member of the Sustainability and Society Committee
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	Yes, according to 3rd paragraph of article 14 of the Bylaws
Number of consecutive terms	4

Information about:

Main professional experiences during the last 5 years, indicating:

Name and activity sector of the company

Position

If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer

Indication of all management positions held by other companies or organizations in the third sector

Ms. Senna is member of the following boards and committees: Council for Economic and Social Development (CDES); Advisory Board of FEBRABAN; Board of Education of CNI and FIESP; Energias do Brazil (EDP), ADVB, World Trade Center (WTC) and “Todos pela Educação”; and Guidance and Social Investments Committees of Bank Itaú-Unibanco.

Description of any of the following events that have occurred during the last 5 years

Mr. Viviane Senna Lalli declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

12.6. In relation to each of the persons who served as members of the board of directors or of the supervisory board in the last fiscal year, inform, in a table format, the percentage of participation in the meetings held by the respective organ in the same period that occurred after the office.

Not applicable for the members appointed to the election in this EGM.

12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable for the members appointed to the election in this EGM.

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees are not statutory, state in a table format the percentage of participation in the meetings Carried out by the respective body in the same period, that occurred after the tenure in office.

Not applicable for the members appointed to the election in this EGM.

12.9. Inform the existence of a marital relationship, stable union or kinship up to the second degree between:

a. Issuer administrators

It does not apply, since there is no relationship between such persons.

b. (i) managers of the issuer and (ii) managers of the direct or indirect subsidiaries of the issuer

It does not apply, since there is no relationship between such persons.

c. (i) administrators of the issuer or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the issuer

It does not apply, since there is no relationship between such persons.

d. (i) managers of the issuer and (ii) managers of the issuer's direct and indirect controlling companies

It does not apply, since there is no relationship between such persons.

12.10. Inform relationships of subordination, service rendering or control kept, in the last 3 fiscal years, among managers of the issuer and:

a. company direct or indirectly controlled by the issuer

For information about this item, please consult item 12.9.

b. issuer’s direct or indirect controller company

Regarding the subordination item, Santander Brasil has two (2) members of the Board of Directors that has executive positions in Santander Spain Group, namely: José Antonio Alvarez Alvarez and José Maria Nus Badía.

c. If relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

For information on this item, please check item 12.9.

* * * *

ECHIBIT II – Related Documents and Links

All documents mentioned herein may be found in the websites mentioned below. Additionally, each website includes, specifically, the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br: Information about the Company, such as corporate governance practices, resumes of the other members of the Board of Directors.

▪    www.cvm.gov.br: Corporate Law, CVM Instructions 480, 481 and 552.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 25, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer